P.E. 1/1/02

1-15154

02012687

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For JANUARY, 2002

ALLIANZ AKTIENGESELLSCHAFT

Königinstrasse 28
80802 Munich
Germany

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

NY12534:63379v1

EXHIBIT INDEX

Exhibits	Description	Sequential Page No.
1	Press Release dated January 30, 2002	3

RAS: CONSOLIDATED GROSS PREMIUMS IMPROVE 17.8% TO 12,798 MILLION EUROS IN 2001

FOR THE FIRST TIME, LIFE PREMIUMS EXCEED GENERAL PREMIUMS, REACHING 6,621 MILLION EUROS, AN INCREASE OF 29.6% FROM 2000

LIFE AND GENERAL BOTH BEAT THE GROWTH TARGETS SET BY THE THREE-YEAR PLAN

Milan, 30 January 2002 – The Ras Board of Directors chaired by Giuseppe Vita today examined preliminary closure figures for financial 2001. **Consolidated gross premiums** at 31 December totalled 12,798 million euros, up 17.8% from 10,862 million at the end of 2000. The result beats the 11,750 million euros target set for 2001 by the three-year plan.

Life Business

During 2001, Life business premiums amounted to 6,621 million euros, an improvement of 29.6% from 5,111 million in 2000. For the first time, Life premiums exceeded premiums for the General business lines, a year ahead of the target set by the three-year plan, which projected the take-over for 2002. Results were stronger than projections, which indicated a target of 5,770 million euros for 2001.

In **Italy** Ras reported Life premiums totalling 4,997 million euros compared with 3,714 million for 2000. The 34.5% increase has made it possible for Ras to achieve a life market share exceeding 10% (6.8% in 1999). Growth arose primarily from the bancassurance business, which totalled 3,420 million euros, up 57.9% from 31 December 2000.
The agents channel reported Life premiums of 1,042 million euros (+4.7%). Financial advisors had a slight slowdown, with 467 million euros (-1.9%).
The life business in Italy has shown a great upturn in the last quarter – maintaining a trend that began in June. This growth was reported by all channels, with overall premium income for the period of 1,613 million euros, up 81% from the fourth quarter of 2000. Specifically, agent premiums increased by 6.7% to 350 million euros, while financial advisors reported fourth-quarter growth of 3.7%, with premiums of 197 million euros.

The **overseas subsidiaries** also performed well, with Life premiums of 1,624 million euros, an improvement of 16.3% from 1,397 million in 2000. Performance in Spain had premiums of 412 million euros (+37.1%); at the end of 2001, Allianz Seguros (equally owned by Ras and AGF) acquired the supplementary pensions portfolio of employees of the Banco Popular Group, for assets totalling 460 million euros, of which half covered by Ras.

General Business
Premiums for the General business lines in 2001 amounted to 6,177 million euros, an increase of 7.4% from 5,751 million in 2000. The premium target set by the three-year plan for 2001 was 5,980 million euros.

General premiums in **Italy** totalled 3,373 million euros (+8.9% from 3,097 million euros in 2000), an improvement achieved by strong performance by all business lines. Specifically, Third-Party Motor liability reported an 11.1% increase against 2000. Miscellaneous Motor Risks made solid progress (+14.1%) in line with Ras plans to strengthen its more profitable businesses and gradually retire from others areas such as Civil Liability, where growth against 2000 was not more than 3.5%.

Direct channel premiums achieved by Lloyd 1885 through the Internet and call centres improved by 45.7% from the previous year; 2001 closed with premiums totalling 69.2 million euros and more than 178,000 policies issued. At the end of the year policies sold on the internet totalled 62.600, amounting to 24 million euros in premiums, which confirms Genialloyd as the top player in online insurance sales in Italy.

The improvement in the performance of the General business lines reflected growth at all the **overseas subsidiaries**, beginning with Spain, where premiums rose 18.% to 617 million euros. Switzerland reported 1,111 million euros, an increase of 8.9%, and Austria reported 841 million, a rise of 1.5% which reflected the combined effect of higher rates and a portfolio review.

Personal Financial Services
In the financial services area, Ras reported net flows of 783 million euros in 2001 and assets under management totalling 11,394 million euros at 31 December 2001, of which 9,855 million in mutual funds alone. These results, despite a particularly unfavourable market condition, enabled Ras to improve its market share, in respect of both net flows by the financial advisor network system (from 8.8% to 19.8%) and assets under management (from 1.88% in 2000 to 1.9% in 2001).
44% of asset management net inflows came from insurance agencies, confirming the strength of this channel for cross-selling and distribution also of non-insurance products. The number of financial advisors amounting to 2.024, is up 23% from 1.645 at 31 December, 2000. Personal financial services customers numbered 225,000.

From a preliminary examination of data relating to 2001, the **operating result** is expected to be in line with the targets of the plan and the **net profit** to have increased with respect to the previous year's.

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro – U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g., Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of the events on, and following, September 11th.
The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.

Contacts:

Press Office
Andrea Falessi Tel: +39.02.7216.2224
Sara Colonna Tel: +39.02.7216.2286

Investor Relations
Deborah Pellati Tel. +39 02.7216.3052
Fabrizio Tolotti Tel. +39 02.7216.5335

W breakdown by country (consolidated data - direct and indirect business)

euro

untries	Full Year Life 2001	Full Year Life 2000	Full Year P+C 2001	Full Year P+C 2000	Full Year Total 2001	Full Year Total 2000	4Q Life 4Q01	4Q Life 4Q00	4Q P+C 4Q01	4Q P+C 4Q00	4Q Total 4Q01	4Q Total 4Q00
y	4,997	*3,714*	3,373	*3,097*	8,370	*6,811*	1,613	*891*	1,109	*1,047*	2,722	*1,938*
stria	363	*346*	841	*829*	1,204	*1,175*	106	*114*	153	*154*	259	*268*
tugal	69	*64*	235	*242*	304	*307*	27	*23*	56	*61*	82	*84*
ain	412	*300*	617	*523*	1,029	*823*	272	*144*	140	*127*	412	*271*
itzerland	780	*686*	1,111	*1,020*	1,891	*1,706*	130	*117*	129	*131*	260	*247*
her contries	0	*0*	0	*41*	0	*41*	0	*0*	0	*6*	0	*6*
tal	6,621	*5,111*	6,177	*5,751*	12,798	*10,862*	2,148	*1,289*	1,587	*1,525*	3,735	*2,814*

IX	Full Year Life 2001	Full Year Life 2000	Full Year P+C 2001	Full Year P+C 2000	Full Year Total 2001	Full Year Total 2000	4Q Life 4Q01	4Q Life 4Q00	4Q P+C 4Q01	4Q P+C 4Q00	4Q Total 4Q01	4Q Total 4Q00
untries												
ly	75.5%	*72.7%*	54.6%	*53.8%*	65.4%	*62.7%*	75.1%	*69.1%*	69.9%	*68.6%*	72.9%	*68.9%*
stria	5.5%	*6.8%*	13.6%	*14.4%*	9.4%	*10.8%*	4.9%	*8.9%*	9.6%	*10.1%*	6.9%	*9.5%*
rtugal	1.0%	*1.3%*	3.8%	*4.2%*	2.4%	*2.8%*	1.2%	*1.8%*	3.5%	*4.0%*	2.2%	*3.0%*
ain	6.2%	*5.9%*	10.0%	*9.1%*	8.0%	*7.6%*	12.7%	*11.2%*	8.8%	*8.3%*	11.0%	*9.6%*
vitzerland	11.8%	*13.4%*	18.0%	*17.7%*	14.8%	*15.7%*	6.1%	*9.1%*	8.1%	*8.6%*	6.9%	*8.8%*
ther contries	0.0%	*0.0%*	0.0%	*0.7%*	0.0%	*0.4%*	0.0%	*0.0%*	0.0%	*0.4%*	0.0%	*0.2%*
otal	100.0%	*100.0%*	100.0%	*100.0%*	100.0%	*100.0%*	100.0%	*100.0%*	100.0%	*100.0%*	100.0%	*100.0%*

ROWTH	Full Year Life 2001	Full Year Life 2000	Full Year P+C 2001	Full Year P+C 2000	Full Year Total 2001	Full Year Total 2000	4Q Life 4Q01	4Q Life 4Q00	4Q P+C 4Q01	4Q P+C 4Q00	4Q Total 4Q01	4Q Total 4Q00
ountries												
aly	34.5%		8.9%		22.9%		81.0%		6.0%		40.5%	
ustria	4.9%		1.5%		2.5%		-7.3%		-0.3%		-3.3%	
ortugal	7.4%		-3.0%		-0.8%		16.2%		-8.6%		-1.8%	
pain	37.1%		18.0%		25.0%		88.9%		10.8%		52.4%	
witzerland	13.7%		8.9%		10.8%		11.5%		-1.0%		4.9%	
ther contries	NA		NA		NA		NA		NA		NA	
Total	29.6%		7.4%		17.8%		66.6%		4.1%		32.7%	

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIANZ AKTIENGESELLSCHAFT

By: ______________________
Richard Lips
Corporate Communications

By: ______________________
Reinhard Preusche
Head of Compliance

DATE: January 31, 2002